Exhibit 99.1
FOR IMMEDIATE RELEASE
BMO Financial Group Issues Update On Commodities Trading Losses
•	BMO revalues commodities trading portfolio as at April 30, 2007, resulting in trading losses of $680 million pre-tax or $327 million after tax and incentive compensation adjustments ($0.64 per share), which is a revision from the previous estimate of $350 million to $450 million pre-tax ($0.45 to $0.55 per share).

•	BMO will restate first quarter Fiscal 2007 earnings.

•	Potential irregularities in trading are being investigated.

•	Progress made in reducing risk in natural gas portfolio.
TORONTO, May 17, 2007 — BMO Financial Group (TSX: BMO, NYSE: BMO) today issued an update on mark-to-market commodities trading losses in the natural gas portfolio.
Following the receipt of an independent assessment of BMO’s natural gas commodities trading policies and practices, including valuation methodology, the company moved quickly to determine the effect on its financial statements. Based on the information available at that time, the company issued a press release on April 27, 2007, announcing estimated mark-to-market commodities trading losses of $350 million to $450 million pre-tax.
After April 27, new information was obtained and BMO determined that a more appropriate market-based methodology should be used for this portfolio. This change, together with increased concerns with the reliability of quotes received from its principal broker, used in its first quarter valuation, led BMO to conclude that losses should be recognized partially in both the first quarter and second quarter of Fiscal 2007. The impact of this change did not have a material impact on periods prior to the first quarter of 2007.

The effect is total mark-to-market commodities trading losses as at April 30, 2007, of $680 million pre-tax or $327 million after tax and incentive compensation adjustments ($0.64 per share). Of this amount, $509 million pre-tax or $237 million after tax and incentive compensation adjustments ($0.46 per share) will be recorded in BMO’s first quarter of Fiscal 2007 and $171 million pre-tax or $90 million after tax and incentive compensation adjustments ($0.18 per share) will be recorded in BMO’s second quarter of Fiscal 2007. Restated first quarter financial results as well as the impact of the loss on second quarter financial results will be reflected in BMO’s second quarter (April 30) financial statements, which will be released on May 23, 2007.
BMO’s commodities portfolio is now more appropriately marked-to-market as of April 30, 2007, based on a completed valuation review. However, BMO is continuing its investigation of the facts and circumstances surrounding these mark-to-market commodities trading losses including a review to determine whether any potential irregularities in trading and valuation took place.
Bill Downe, President and Chief Executive Officer, BMO Financial Group, commented, “Since our initial announcement on April 27, BMO and our external advisors have continued to investigate this matter. This has provided additional insight into the current circumstances, helped guide the actions we have taken and those we will take going forward. BMO has reduced the risk in this portfolio by approximately a third from its peak.”
BMO has taken a number of steps related to these mark-to-market commodities trading losses:
•	As the portfolio grew in the first few months of Fiscal 2007, BMO sought additional verification of the valuation from other independent sources. This portfolio had been marked-to-market each day by the traders and the valuations confirmed independently by its principal broker.

•	BMO engaged an independent firm in mid-February to assist in reviewing its risk measurement, valuation and control practices. This study was delivered to BMO in mid-April and assisted BMO in its initial disclosure of this matter.

•	Following the April 27 announcement, management initiated an external investigation of the trading activity and two of BMO’s commodities professionals were placed on leave. These two individuals are no longer employed by the company.

•	BMO changed reporting lines within BMO Capital Markets for the Commodities business.

•	The company has assigned a new team of trading professionals to the portfolio, who continue to manage risk out of this portfolio (reduced by approximately a third from its peak). BMO will continue to reduce the risk of this portfolio consistent with maintaining the business of serving its energy client franchise.

•	BMO suspended its business relationship with the brokerage, Optionable Inc., pending the results of BMO’s external review.

•	Additional risk measures have been implemented and limits have been reduced.

•	BMO’s commodities portfolio is now more appropriately marked-to-market as of April 30, 2007, based on a completed valuation review.
Given the size and complexity of the portfolio, it could experience subsequent significant gains and losses due to repositioning of the portfolio and market volatility. However, the ultimate realization over time is not expected to generate a large economic gain or loss on this portfolio.
BMO’s Tier 1 capital ratio remains strong and the impact of the losses announced today will be modest at approximately 20 bps on its ratio.
BMO will disclose the risk reduction in this portfolio through the normal reporting process.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions about the performance of the natural gas and crude oil commodity markets and how that will affect the performance of our commodities business were material factors we considered when establishing our expectations of the future performance of the portfolio discussed in this release. Key assumptions included that commodity prices and implied volatility would be stable and our positions would continue to be managed with a view to reposition the portfolio to a lower and sustainable level.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com